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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )

Pacific Century Cyberworks Limited
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(Name of Issuer)

Ordinary Shares
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(Title of Class of Securities)

694059106 (for American Depositary Receipts, each representing 10 Ordinary
Shares)
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(CUSIP Number)

April 2, 2001
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)

/ / Rule 13d-1(c)

/ / Rule 13d-1(d)


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1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS AG
98-0186363
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2
Check the Appropriate Box if a Member of a Group
a   / /
b   / /
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3
SEC USE ONLY
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4
Citizenship or Place of Organization - Switzerland
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Number of       5.  Sole Voting Power         3,275,602,784
Shares Bene-    6.  Shared Voting Power       0
ficially        7.  Sole Dispositive Power    3,275,602,784
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Owned by Each   8.  Shared Dispositive Power  0
Reporting
Person With:
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9
Aggregate Amount Beneficially Owned by Each Reporting Person:
3,275,602,784 Ordinary Shares.

Each American Depositary Receipt represents 10 Ordinary Shares. Beneficial ownership reported includes, without duplication, Ordinary Shares issuable (i) upon exchange of Zero Coupon Exchangeable Bonds due 2003 ("Exchangeable Bonds") issued by Cable and Wireless plc and (ii) upon the exercise of call options in respect of Ordinary Shares granted to UBS AG by a subsidiary of Cable and Wireless plc. The effect of the options, related options granted to the Cable and Wireless plc subsidiary by UBS AG, and the Exchangeable Bonds is such that options held by UBS AG and Exchangeable Bonds beneficially owned by UBS AG cannot be exercised or exchanged for a number of shares greater than the 3,259,384,610 shares issuable upon exchange of the Exchangeable Bonds.
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10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares   _____
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11
Percent of Class Represented by Amount in Row 9
14.75%
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12
Type of Reporting Person
BK
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Item 1(a).  Name of Issuer:

Pacific Century Cyberworks Limited

Item 1(b). Address of Issuer's Principal Executive Offices:

39th Hong Kong Telecom Tower
979 King's Road
Quarry Bay
Hong Kong
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Item 2(a) Name of Person Filing:


UBS AG

Item 2(b) Address of Principal Business Office or, if none, Residence:

UBS AG's principal business office is located at:
Bahnhofstrasse 45
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8021, Zurich, Switzerland

Item 2(c) Citizenship: Switzerland

Item 2(d) Title of Class of Securities: Ordinary shares (the "Ordinary Shares")

Item 2(e) CUSIP Number:

694059106 (for American Depositary Receipts)
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Item 3.  Type of Person Filing:

Parent holding company or control person in accordance with Rule
13d-1(b)(1)(ii)(G).
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Item 4 (a)-(c)(iv).  Ownership:

Incorporated by reference to Items 5-11 of the cover page.
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Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
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Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

Not applicable
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Item 7. Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company:

Identity of subsidiary: UBS Warburg LLC

Type of person: broker or dealer registered under Section 15 of the Exchange
Act.
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Item 8. Identification and Classification of Members of the Group:

Not applicable
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Item 9. Notice of Dissolution of Group:

Not Applicable
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Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 10, 2001

UBS AG


By: /s/ Robert C. Dinerstein            By: /s/ Robert B. Mills
        Robert C. Dinerstein                    Robert B. Mills
        Managing Director                       Managing Director